NUVATION BIO INC.

1500 Broadway, Suite 1401

New York, New York 10036

March 29, 2021

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Nuvation Bio Inc.
Registration Statement on Form S-1
File No. 333-254176

Ladies and Gentlemen:

Nuvation Bio Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) cause the Registrant’s above-referenced Registration Statement on Form S-1 to become effective on March 31, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Kenneth L. Guernsey and John T. McKenna of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Kenneth L. Guernsey of Cooley LLP, counsel to the Registrant, at (415) 693-2091, or in his absence, John T. McKenna at (650) 843-5059.

Very truly yours, NUVATION BIO INC.

By:	/s/ Jennifer Fox
Name:	Jennifer Fox
Title:	Chief Financial Officer

cc:	David Hung, M.D., Nuvation Bio Inc.
Kenneth L. Guernsey, Cooley LLP
John T. McKenna, Cooley LLP